Investor Presentation

December 2014

Forward Looking Statements

STONEGATE MORTGAGE

Various statements used in this presentation, including those that express a belief, expectation or intention, as well as those that are not statements of historical fact, are forward-looking statements. These forward-looking statements may include projections and estimates concerning the timing and success of specific projects and our future production, revenues, income and capital spending. Our forward- looking statements are generally accompanied by words such as "estimate," "project," "predict," "believe," "expect," "intend," "anticipate," "potential," "plan," "goal" or other words that convey the uncertainty of future events or outcomes. The forward-looking statements in this presentation speak only as of the date of this earnings release; we disclaim any obligation to update these statements unless required by law, and we caution you not to rely on them unduly. We have based these forward-looking statements on our current expectations and assumptions about future events. While we consider these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These and other important factors, including those discussed in the "Risk Factors" section within our 2013 Annual Report on Form 10-K filed on March 14, 2014, may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

Integrated Business Model Characteristics

- Each of our businesses has different risk and return characteristics; we are therefore tasked with finding the optimal allocation of our capital to maximize the risk-adjusted return
  - Origination offers the most attractive risk and return characteristics of the three businesses **(particularly true for non-agency origination)**

	Origination	Financing	Servicing
Leverage	20:1	15:1	2:1
Valuation Method	PEG	PEG	FMV
Return Potential (ROE)	20%+	20%+	8-10%
Risk	High	Moderate	Moderate
Tax Impact	▪ OMSRs generate NOLs	▪ Spread and fee income generate taxable income	▪ Fees generate taxable income
Key Differentiators	▪ No bulk/flow purchases ▪ Non-agency ▪ Multi-channel creates diversification	▪ Integrated with origination business to grow wallet share ▪ Non-agency	▪ High-quality, SGM-originated portfolio

Cash Economics of Origination Business

STONEGATE™ MORTGAGE

- Cash investment into creating the Mortgage Servicing Right determines real economic returns
  - GAAP accounting can distort the true cash economics of originations
  - GAAP financial statement and additional exhibits provide the necessary metrics to calculate the net cost to originate (NCO) MSRs

3Q14 Originations Segment Results

	$M	bps
Originations ($M)	**$3,537.3**	
Cash GOS	$11.5	*33*
Capitalized MSR	45.0	*127*
Direct loan costs	(6.3)	*(18)*
Loan loss reserve	(0.7)	*(2)*
Pipeline/inventory chg in valuation	(5.5)	*(15)*
Gain on mortgage loans held for sale	$44.0	*124*
Loan origination and other loan fees	7.7	*22*
Interest income	9.9	*28*
Total revenue	$61.6	*174*
Total expenses	(50.0)	*(141)*
Originations Segment Pre-tax income (GAAP)	**$11.6**	***33***

NCO Calculation Example

	$M	bps
Originations Segment Pre-tax income (GAAP)	$11.6	*33*
Less: Capitalized MSR	(45.0)	*(127)*
Less: Pipeline/inventory chg in valuation	5.5	*15*
Net cost to originate (NCO)	**($28.0)**	***(79)***

1) Start with Origination Segment Pre-Tax Net Income
2) Subtract the **Capitalized MSR** since it is the **asset** that is being created
3) Back out the **pipeline/inventory change in valuation** as it is a fair market value entry based on a combination of internal and external factors and is **non-cash**
4) Arrive at **Net Cost to Originate (NCO):** Actual cash invested in creating the MSR asset. Compare to market price of MSRs of approximately 125 bps

Driving Lower Net Cost to Originate

STONEGATE MORTGAGE

- Focused on optimizing the Net Cost to Originate MSR assets
  - Higher cash gain on sale driven by product and channel mix
  - Lower expenses in bps driven by process efficiencies
  - Increasing scale benefits

Cash Gain on Sale (bps)



50
25
–
(25)
(50)
(75)
(28)
(51)
(10)
5
33
3Q13
4Q13
1Q14
2Q14
3Q14

Net Cost to Originate (bps)



Includes ramp expenses associated with the 4Q13 acquisition of certain Nationstar assets
180
160
140
120
100
80
60
40
20
–
103
168
160
109
79
3Q13
4Q13
1Q14
2Q14
3Q14

Expenses (bps)



200
180
160
140
120
100
80
60
40
20
–
102
134
174
141
141
3Q13
4Q13
1Q14
2Q14
3Q14

Economic Value Creation from Origination

STONEGATE MORTGAGE

- The difference between NCO and MSR value results in economic value creation
  - Goal is to optimize the balance between NCO and volume to maximize return
- "Manufacture" the asset at 80 bps and sell opportunistically at up to 125 bps to strategic buyers, thereby freeing up capital to invest in the origination platform
  - Certain strategic buyers are looking to invest in MSR assets with specific geographic or product characteristics for which they may be willing to pay a premium multiple
- We successfully executed on this strategy by selling nearly $4 billion of assets to a financial institution over the last few months
  - We plan to re-deploy the proceeds from the sale back into our origination platform to create newly originated MSRs with the intent of lowering our cost basis in the asset and improving returns
- Reduces the need for additional external capital

Return on Invested Capital Sensitivity (1)

NCO (bps)	MSR (bps)			
	110	115	120	125
80	38%	44%	50%	56%
90	22%	28%	33%	39%
100	10%	15%	20%	25%
110	-	5%	9%	14%

(1) Represents an illustrative example

Origination Growth through Geographic Expansion

- Stonegate has only been licensed in 40.7%(1) of the overall mortgage market for greater than 3 years
- Continued market share expansion in recently-licensed states could generate significant origination volume growth for Stonegate even in a flat market


WA
OR
CA
ID
NV
MT
WY
UT
AZ
CO
NM
ND
SD
NE
KS
OK
TX
MN
IA
MO
AR
LA
WI
IL
MI
IN
KY
TN
MS
AL
OH
GA
FL
SC
NC
WV
VA
PA
NY
VT
NH
MA
CT
ME
NJ
DE
MD & DC

As of 3Q14:	# of States (2)	Market Size (%) (1)	SGM Share (%)
Licensed for 5+ years	6	7.3%	2.2%
Licensed for 3-5 years	14	33.4%	1.3%
Licensed for 1-3 years	20	44.1%	0.9%
Licensed for <1 year	6	6.9%	0.2%
Licensed after 3Q14	2	4.4%	0.0%
Not Yet Licensed	1	3.9%	-
Total	**49**	**100.0%**	**1.0%**

(1) Approximate. Based on data from Marketrac by CoreLogic. Coverage area excludes certain counties nationwide.
(2) Excludes AK and HI; Includes Washington D.C.

Summary of Growth Opportunities

- Geographic expansion, increased wallet share and the emerging non-agency market will drive origination, financing and servicing growth
  - Newly licensed states (less than 1 year) represent ~15% of the overall market and we have only scratched the surface in California (licensed in August 2013)
  - NattyMac and Non-Agency are well-positioned to provide significant momentum

Stonegate Target Growth Opportunity

($ in billions)


$50.0
$45.0
$40.0
$35.0
$30.0
$25.0
$20.0
$15.0
$10.0
$5.0
-
$14.1
$24.1
$26.3
$30.6
$50.0

Current Run-Rate

- Continue to originate at an annualized pace consistent with 3Q14

Geographic Expansion

- Increased penetration of recently-licensed states
- Assumes 2.2% overall market share of $1.1T market (1)

Increased Wallet Share from NattyMac Clients (2)

- As more correspondent clients are converted to NattyMac customers, we expect 41% increased wallet share on average from these clients

Non-Agency (3)

- $200B market opportunity
- SGM is well-positioned to take advantage of the emerging non-agency market

"Capital-Light" MSRs

- We believe the ability to originate MSRs in a "capital light" manner will open up larger origination capabilities

Note: For illustrative purposes only; there is no assurance these illustrative origination volumes or market share estimates will be achieved.

(1) Market size based on average of 2015 origination estimates from Mortgage Bankers Association, Freddie Mac, and Fannie Mae.

(2) Assumes an estimated 50% of total correspondent clients converted to NattyMac customers (currently 12.5%) and 41% "wallet share" increases on average from these customers.

(3) Based on an estimated $200 billion market opportunity and assumed market share of 2.2%.

Contact Information

Jim Cutillo

Chief Executive Officer

Stonegate Mortgage

P: (317) 663-5100

jcutillo@stonegatemtg.com

Michael McFadden

Chief of Staff

Stonegate Mortgage

P: (317) 663-5904

michael.mcfadden@stonegatemtg.com